NATURAL RESOURCE PARTNERS L.P.
1201 LOUISIANA STREET, 34TH FLOOR
HOUSTON, TEXAS 77002
April 18, 2017

VIA EDGAR
United States Securities and Exchange Commission
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: John Reynolds

Re:
Request for Acceleration of Effectiveness of Registration Statement on Form S‑4, as amended (File No. 333-217210), of Natural Resource Partners L.P. and NRP Finance Corporation (collectively, the “Registrants”)

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Thursday, April 20, 2017, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.
The Registrants hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants. The Registrants hereby further acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 751-7543 with any questions regarding this matter.

Very truly yours,

NATURAL RESOURCE PARTNERS L.P.

By:	NRP (GP) LP,
its General Partner

By:	GP NATURAL RESOURCE
PARTNERS LLC,
its General Partner

By:	/S/ KATHRYN S. WILSON
Name:	Kathryn S. Wilson
Title:	Vice President, General Counsel
and Secretary

NRP FINANCE CORPORATION

By:	/S/ KATHRYN S. WILSON
Name:	Kathryn S. Wilson
Title:	Vice President, General Counsel
and Secretary

cc: Ronald E. Alper, Securities and Exchange Commission
E. Ramey Layne, Vinson & Elkins L.L.P.